Exhibit 99.1

Points International Begins Roll Out of New Technology Platform

Facebook Connect Capabilities Added to Points.com Facilitating
Ease of Use for Consumers

TORONTO, December 10, 2009 - Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the world's leading loyalty reward solutions provider and owner of Points.com, the web site where users can manage their reward point programs, launched new business-to-business functionality. The technology upgrade, named Project ePoch which was announced earlier this year, has added revamped buy and gift functionality to an initial set of Points’ loyalty program partners.

Points currently provides enhanced loyalty program services to more than 50 leading loyalty partners globally including American Airlines, JetBlue, US Airways and Lufthansa, and it expects to upgrade all of its partners to the ePoch platform over the coming quarters. This new platform will enable Points International to deliver enhanced services and significantly improve operational efficiencies, including reducing the time and effort to integrate new partners.

“This important update to our technology platform will dramatically enhance our ability to scale to better meet new and existing partner needs while providing material benefits to both sides of our business,” said Rob MacLean, CEO of Points International. “We expect that this will result in more sophisticated marketing activity, higher revenues and improving margins over time. Project ePoch, a key strategic initiative for our company, is right on schedule and on budget.”

Additionally, Points.com has added Facebook Connect functionality. This allows new and existing users to login to Points.com using their Facebook accounts and facilitates additional point and mile sharing opportunities. Points.com has also integrated Facebook functionality into the Global Points Exchange (GPX; www.points.com/gpx) peer-to-peer trading platform. Consumers can post GPX trades directly to their Facebook walls in order to engage their extended social network in the trading process.

Points.com joins two-thirds of comScore’s US Top 100 websites and half of comScore’s Global Top 100 websites that have implemented Facebook Connect and can now provide additional value to the more than 60,000,000 monthly Facebook Connect users1. This enhancement follows the launch of Points.com’s iGoogle application that allows users to see their Points.com balance tracker on their personalized iGoogle home page.

“We expect the Facebook Connect integration to ease user log in, increase awareness of GPX trades and expand trading volume over time as Facebook users spread GPX information virally,” said Christopher Barnard, Points International’s president. “While we upgrade our technology platform, we continue to develop ways for users to engage more with their points and miles, creating new earning and redemption options.”

Points International works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter (www.Twitter.com/PointsAdvisor) or become a Facebook fan (www.points.com/facebook).

1Source: Facebook, techcrunch.com
About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites (http://www.kiplinger.com/features/archives/2004/06/travelsites.html) in 2009 by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles(TM), British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include statements relating to improved margins and increased revenues. These statements represent only Points' expectations regarding future events and actual results may vary from the forward-looking statements made in this press release. The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Investor Contact:

Brinlea Johnson
The Blueshirt Group, for Points International
brinlea@blueshirtgroup.com
(212) 551-1543

Media Contact:

Leilani Geller
Allison & Partners
Points@allisonpr.com
646-428-0605